Exhibit 10(b)

AGREEMENT

FOR

SUPPLEMENTAL EXECUTIVE RETIREMENT PAY

This Agreement, effective as of April 1, 2004, is made by and between Stephen J. Hemsley (“Executive”) and UnitedHealth Group Incorporated, a Minnesota corporation (“UnitedHealth Group”).

WITNESSETH:

WHEREAS, Executive is currently employed as President and Chief Operating Officer of UnitedHealth Group; and

WHEREAS, the Employment Agreement, dated effective October 13, 1999, between Executive and UnitedHealth Group (“Executive’s Employment Agreement”) provides that UnitedHealth Group will use its best efforts to establish and provide Executive a supplemental retirement benefit plan; and

WHEREAS, UnitedHealth Group and Executive desire to enter into this Agreement for supplemental employee retirement benefits; and

WHEREAS, UnitedHealth Group and Executive agree that this Agreement satisfies the requirement in Executive’s Employment Agreement for UnitedHealth Group to provide Executive a supplemental retirement benefit plan.

NOW, THEREFORE, based on the foregoing and the mutual promises which follow, the parties hereto agree as follows:

1. Supplemental Retirement Benefit.

1.1. When Available. Upon Executive’s termination of employment with UnitedHealth Group and all affiliates (except in the case of Executive’s death), Executive shall receive a supplemental retirement benefit within sixty (60) days following the date of such termination, or, if later, on the earliest date that such payment would be fully deductible by UnitedHealth Group for federal income tax purposes (but no later that one (1) year after such termination of employment). If Executive dies after such termination of employment but before payment, the payment Executive otherwise would have received shall be made to Executive’s surviving spouse or, if no spouse survives him, to his estate.

1.2. Form of Benefit. UnitedHealth Group shall provide Executive a supplemental retirement benefit in the form of a lump sum payment of cash.

1.3 Amount of Benefit. The amount of the lump sum payment shall be the actuarial equivalent of the annual lifetime payments described below, assuming that such annual payments begin sixty (60) days following the Executive’s termination of employment with UnitedHealth Group and end with the payment due on or immediately preceding the Executive’s death. If actual payment of the lump sum is made later than sixty (60) days following such termination of employment, such actuarial equivalent will be increased to take into account the actual date of payment. For purposes of determining the actuarially equivalent lump sum, the amount of each annual lifetime payment shall be equal to the product of the Executive’s accrued benefit percentage and Executive’s average eligible compensation.

1.3.1. Accrued Benefit Percentage. The Executive’s accrued benefit percentage shall be determined in accordance with the following table based on Executive’s age at the time of Executive’s termination of employment with UnitedHealth Group and all affiliates.

Age	Accrued Benefit Percentage
51	16.50%
52	19.25%
53	22.00%
54	24.75%
55	27.50%
56	30.25%
57	33.00%
58	35.75%
59	38.50%
60	41.25%
61	44.00%
62	46.75%
63	49.50%
64	52.25%
65	55.00%

1.3.2. Average Eligible Compensation. Executive’s average eligible compensation shall be equal to one-fifth (1/5th) of eligible compensation paid to Executive during the 60 months ending on the last day of the month immediately preceding the month in which the Executive’s termination of employment with UnitedHealth Group and all affiliates occurs, subject to the following rules:

All determinations of eligible compensation shall be made on a cash basis (and not an accrual basis).

Eligible compensation shall mean Executive’s base annual salary together with Executive’s annual cash incentive compensation. Executive’s base annual salary shall mean the regular base cash pay (before deductions for taxes and similar items) paid to Executive for services rendered to UnitedHealth Group. Base annual salary does not include non-base pay such as benefits, perquisites, allowances, per diem payments, bonuses, incentive compensation, equity compensation, fringe benefits, special pay, awards or commissions. Base annual salary includes regular base cash pay that is voluntarily contributed by Executive to a qualified retirement plan or nonqualified deferred compensation plan sponsored by UnitedHealth Group, but it shall not include earnings on those amounts. Such amounts shall be included in base annual salary at the time they would otherwise have been paid to Executive.

Executive’s annual cash incentive compensation shall mean the Annual Incentive Award paid to Executive under terms of the UnitedHealth Group Executive Incentive Plan, or any short-term annual incentive award paid to Executive under a predecessor or successor plan to the UnitedHealth Group Executive Incentive Plan. Annual cash incentive compensation shall not include long-term Performance Awards paid or payable to Executive under terms of the UnitedHealth Group Executive Incentive Plan, any long-term incentive award paid or payable under any successor plan to the UnitedHealth Group Executive Incentive Plan, the value of any equity or other stock-related compensation awarded or paid or payable to Executive or any compensation resulting from the sale of UnitedHealth Group stock or exercise of UnitedHealth Group stock options. Annual cash incentive compensation includes annual cash incentive compensation that is voluntarily contributed by Executive to a qualified retirement plan or nonqualified deferred compensation plan sponsored by UnitedHealth Group, but it shall not include earnings on those amounts. Such amounts shall be included in annual cash incentive compensation at the time they would otherwise have been paid to Executive.

1.3.3. Imputed Age. Depending on the nature of Executive’s termination of employment with UnitedHealth Group and all affiliates (as determined under Executive’s Employment Agreement), Executive shall be imputed with additional years of age in accordance with the following table for the purpose of calculating the Executive’s accrued benefit percentage:

Termination	Imputed Age

By UnitedHealth Group without Cause, or by Executive for Good Reason other than under Clause (F) of Section 3(h)(iii) of Executive’s Employment Agreement:

• Within one (1) year of a Change in Control	Three (3) additional years of age.

• Not within one (1) year of a Change in Control	Two (2) additional years of age.

By Executive for Good Reason under Clause (F) of Section 3(h)(iii) of Executive’s Employment Agreement:

• Within thirty (30) months after Change in Control	Three (3) additional years of age.

• Not within thirty (30) months after Change in Control	Two (2) additional years of age.

In the event of Permanent Disability	One (1) additional year of age.

1.4. Actuarial Factors. The actuarially equivalent value of any optional form of benefit shall be determined by consulting actuaries who are retained by UnitedHealth Group and are acceptable to Executive (or, if applicable, to Executive’s surviving spouse).

1.5. Vesting. Executive shall be fully (100%) vested in his accrued benefit.

2. Death Benefit. If Executive dies while employed by UnitedHealth Group or any affiliate, neither Executive (including Executive’s heirs and estate) nor Executive’s spouse will be entitled to a supplemental retirement benefit described in Section 1. Executive’s surviving spouse, however, shall be entitled to a lump sum payment equal to the benefit calculated in accordance with Section 1 as if Executive had terminated employment with UnitedHealth Group and all affiliates the day before his death and without regard to Section 1.3.3. Payment of the benefit shall commence within sixty (60) days following the date of Executive’s death or, if later, on the earliest date that such payment would be fully deductible by UnitedHealth Group for federal income tax purposes (but no later than one (1) year after Executive’s death). Executive’s surviving spouse shall be the person to whom Executive is legally married on the date of Executive’s death. If such spouse survives Executive but dies before payment, the payment she otherwise would have received shall be made to her estate. If no such spouse survives Executive or if Executive dies after termination of employment with UnitedHealth Group and all affiliates, no payments shall be made under this Agreement after Executive’s death (except as provided under Section 1.1 of this Agreement).

3. Source of Payment. Benefits under this Agreement will be paid out of the general assets of UnitedHealth Group, and Executive (or Executive’s surviving spouse) will not have any preferred interest by way of trust, escrow, lien or otherwise in any specific assets. The rights to payments to Executive (or Executive’s surviving spouse) under this Agreement will be solely those of an unsecured creditor of UnitedHealth Group. If a Change in Control occurs, UnitedHealth Group will establish a “rabbi trust” for the benefit of Executive. UnitedHealth Group will fully fund such trust to provide benefits under this Agreement to the extent it can do so without causing Executive to include such benefits for federal income tax purposes before receiving payment.

4. Nontransferability. Executive (and Executive’s surviving spouse) shall not have the right to assign, encumber or otherwise anticipate the payments to be made under this Agreement. The payments provided hereunder shall not be subject to seizure for payment of any debts or judgments against Executive (or Executive’s surviving spouse).

5. Tax Withholding. UnitedHealth Group may deduct from any benefit payment (and transmit to the proper taxing authority) such amounts as it may be required to withhold under any applicable federal, state or other law.

6. Parachute Payment Gross-Up. In the event that the benefit payments under this Agreement (and any other agreement between Executive and UnitedHealth Group) are “parachute payments” within the meaning of, and the regulations, rulings and procedures under, sections 280G and 4999 of the Internal Revenue Code of 1986, as the same from time to time may be amended (the “Code”), or other related or successor sections and provisions of the Code at any time applicable thereto, and become subject to excise taxes under section 4999 of the Code, UnitedHealth Group will pay Executive the amount of such excise taxes plus all federal, state and local taxes applicable to UnitedHealth Group’s payment of such excise taxes, including any additional excise taxes due under section 4999 of the Code with respect to payments made pursuant to this Section 6. All determinations required by this Section 6 shall be at UnitedHealth Group’s sole expense and shall forthwith be made by UnitedHealth Group’s regularly engaged independent public accounting firm. In determining the amount of excise tax which would be payable by the Executive pursuant to section 4999 of the Code, such accounting firm shall take into consideration and apply all non-includible, excludable and exempt amounts of compensation in accordance with section 280G of the Code. The parties shall cooperate fully by promptly providing such accounting firm all information required to complete such determinations. Such determinations shall be set forth in a written statement and analysis thereof issued by such accounting firm which shall be promptly furnished to and shall be binding upon the parties. In the event Executive is subject to any audit with respect to the amount of such excise taxes, Executive and UnitedHealth Group will mutually cooperate in contesting such audit; provided that UnitedHealth Group will pay the cost of such contest and will reimburse Executive on an after-tax basis for any additional excise taxes payable as a result of such audit and for any income taxable to Executive as a result of UnitedHealth Group paying the cost of such audit and any additional excise taxes. In the event any such audit results in a refund, Executive will turn over the refund to UnitedHealth Group less any income taxes incurred by Executive in respect of the receipt of the refund.

7. Claims Procedure.

7.1. Claims Procedure. Payments will be paid to Executive (and, if applicable, to Executive’s surviving spouse) automatically without the requirement of an application for benefits. If Executive or any other person is in disagreement with any determination that has been made, a claim may be presented.

7.1.1. Making a Claim. The claim must be written and must be delivered to UnitedHealth Group’s Board of Directors. Within ninety (90) days after the claim is delivered, the claimant will receive either: (a) a decision; or (b) a notice describing special circumstances requiring a specified amount of additional time (but no more than one hundred eighty (180) days from the day the claim was delivered) and the date by which a decision is expected to be reached.

If the claim is wholly or partially denied, the claimant will receive a written or electronic notice specifying: (a) the reasons for denial; (b) the provisions of this Agreement on which the denial is based; and (c) any additional information needed in connection with the claim and the reason such information is needed. Information concerning the claimant’s right to request a review and right to file a civil action under section 502(a) of ERISA if a claim is denied upon review will also be given to the claimant.

7.1.2. Requesting Review of a Denied Claim. If a claimant’s claim is denied, the claimant must file a request to have the denial reviewed. The request for review must be written and must be delivered to UnitedHealth Group’s Board of Directors within sixty (60) days after claimant’s receipt of written notice that the claim was denied. A request for review may (but is not required to) include issues and comments the claimant wants considered in the review. Upon request, a claimant is entitled to receive free of charge reasonable access to and copies of the documents, records and information relevant to the claim. Within sixty (60) days after delivery of a request for review, the claimant will receive either: (a) a decision; or (b) a notice describing special circumstances requiring a specified amount of additional time (but no more than one hundred twenty (120) days from the day the request for review was delivered) and the date by which a decision is expected to be reached.

If the claim is wholly or partially denied, the claimant will receive a written or electronic notice specifying: (a) the reasons for denial; (b) the provisions of this Agreement on which the denial is based; and (c) notice that upon request the claimant is entitled to receive free of charge reasonable access to and copies of the relevant documents, records and information used in the claim process. Information concerning the claimant’s right to file a civil action under section 502(a) of ERISA will also be given to the claimant.

7.1.3. In General. All decisions on claims and on reviews of denied claims will be made by UnitedHealth Group’s Board of Directors. The Board of Directors may, in its discretion, hold one or more hearings. The claimant may, at the claimant’s own expense, have an attorney or other representative act on behalf of the claimant, but the Board of Directors reserves the right to require a written authorization.

7.1.4. Disability Claims. In general, the foregoing rules that apply to claims and review of claims also apply to claims based on disability. There are, however, certain different time frames and special rules that apply to claims based on disability. The time period for responding to a claim is shortened from ninety (90) days to forty-five (45) days. The time to respond may be extended by thirty (30) days and then an additional thirty (30) days. A claimant must file a request for review within one hundred eighty (180) days after the date that the claimant received notice that the claim had been denied. The time period for responding to a request for review is shortened from sixty (60) days to forty-five (45) days. The time to respond may be extended by forty-five (45) days.

8. Effect of Agreement. This Agreement embodies the entire understanding between the parties with respect to the subject matter of this Agreement and supersedes any and all prior understandings and agreements, oral or written, relating thereto. Any amendment of this Agreement must be in writing and signed by both parties.

9. Severability. Should any provision of this Agreement be held to be void, invalid, unenforceable or illegal, the validity and enforceability of the other provisions shall not be affected thereby.

10. Non-Waiver. Failure of either party to enforce any provision of this Agreement shall not constitute or be construed as a waiver of such provision nor of the right to enforce such provision.

11. Regulatory and Tax Status of Agreement. For purposes of the ERISA, this Agreement is intended to be an unfunded pension plan maintained by UnitedHealth Group for a select group of management or highly compensated employees, and UnitedHealth Group will file with the Department of Labor the statement described in 29 C.F.R. §2520.104-23. For purposes of income and social security taxes, the benefits provided under this Agreement are intended to provide unfunded nonqualified deferred compensation.

12. Governing Law. To the extent not governed by federal law, this Agreement shall be governed by and construed under the laws of the State of Minnesota.

13. Interpretation. Capitalized terms not defined in this Agreement shall have the meaning given to them in the Executive’s Employment Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first written above.

EXECUTIVE:

By	/s/ Stephen J. Hemsley
Stephen J. Hemsley

UNITEDHEALTH GROUP INCORPORATED

By	/s/ David J. Lubben